Exhibit 99.1

PRESS RELEASE

VinFast Announces 2Q23 and 1H23 Delivery Results and Date of 2Q23 Earnings Call

September 18, 2023 – VinFast Auto Ltd. (the “Company” or “VinFast”) announced that it delivered 9,535 electric vehicles in 2Q23, more than five times the number of deliveries in 1Q23. VinFast delivered a total of 11,315 electric vehicles in the first half of 2023 globally.

The Company also announced that it will release its 2Q23 financial results before market open on September 21, 2023. On the same day, VinFast’s management will hold a live webcast to discuss the Company’s business performance and strategy. Details for the call are below:

•	What: VinFast Q2 2023 Financial Results and Q&A Webcast

•	When: Thursday, September 21, 2023

•	Time: 8:00am Eastern Standard Time

•	Live webcast: https://edge.media-server.com/mmc/p/p26bwgdm

•	Q&A Participation: https://register.vevent.com/register/BIddbc93f688224008aec1b49339eb1f6c

A replay of the webcast will also be made available on the Company’s website.

For additional information, please visit ir.vinfastauto.us.

Investor Relations Contact: ir@vinfastauto.com

About VinFast

VinFast – a member of Vingroup JSC – is a Vietnamese automotive manufacturer committed to its mission of creating a green future for everyone. VinFast manufactures a portfolio of electric SUVs, e-scooters and e-buses in Vietnam, and exports to the United States, and, soon, Europe. Learn more at www.vinfastauto.us.

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VinFast deliveries represent only one measure of the company’s financial performance and should not be relied on as an indicator of quarterly financial results, which depend on a variety of factors, including the average selling price of VinFast’s vehicles and various cost components.

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